Exhibit 99.17

THIRD SUPPLEMENTAL WARRANT INDENTURE

THIS THIRD SUPPLEMENTAL WARRANT INDENTURE made as of the 26th day of September, 2022

AMONG:

ARIS MINING HOLDINGS CORP., formerly Aris Gold Holdings Corp., successor to Aris Gold Corporation, formerly Caldas Gold Corp., a company existing under the laws of the Province of British Columbia

(the “Aris Holdings”)

- and -

ARIS MINING CORPORATION, formerly GCM Mining Corp., a company existing under the laws of the Province of British Columbia

(“Aris”)

- and -

ODYSSEY TRUST COMPANY, trust company existing under the laws of Alberta and registered to carry on business in the Provinces of Alberta and British Columbia

(the “Warrant Agent”)

WHEREAS 1281995 B.C. Ltd., formerly Aris Gold Corporation and formerly Caldas Gold Corp., and predecessor to Aris Holdings (the “Corporation”), and the Warrant Agent entered into a warrant indenture dated as of July 29, 2020, as may be supplemented or amended from time to time (the “Indenture”), pursuant to which the Corporation issued 22,222,222 common share purchase warrants of the Corporation (each a “Warrant” and, collectively, the “Warrants”), in accordance with the terms and conditions thereof, with each Warrant entitling the holder thereof to purchase one common share of the Corporation

(a “Corporation Share”), all in accordance with the terms and conditions of the Warrants;

AND WHEREAS the Corporation and the Warrant Agent entered into a first supplemental indenture dated as of August 26, 2020 (the “First Supplemental Indenture”), pursuant to which the Corporation issued an additional 16,613,200 Warrants, in accordance with the terms and conditions thereof and the Indenture;

AND WHEREAS the Corporation and the Warrant Agent entered into a second supplemental indenture dated as of December 3, 2020 (the “Second Supplemental Indenture”), pursuant to which the Corporation issued an additional 37,777,778 Warrants, in accordance with the terms and conditions thereof and the Indenture;

AND WHEREAS references in this Third Supplemental Indenture to the Indenture, for greater certainty, mean the Indenture as modified and supplemented by the First Supplemental Indenture and the Second Supplemental Indenture;

AND WHEREAS effective September 26, 2022 (the “Effective Date”), Aris, formerly GCM Mining Corp., changed its name to “Aris Mining Corporation” and acquired all of the issued and outstanding Corporation Shares in accordance with a statutory plan of arrangement under the Business Corporations

Act (British Columbia) (the “Plan of Arrangement”) pursuant to which, among other things, the Corporation amalgamated with 1373945 B.C. Ltd. to form Aris Holdings (initially named Aris Gold Holdings Corp. and which subsequently changed its name to Aris Mining Holdings Corp.), and holders of Corporation Shares, other than Corporation Shares already owned directly or indirectly by Aris, received 0.5 of one common share of Aris (each whole common share, being an “Aris Share”) for each Corporation Share held (the “Aris Share Consideration”), subject to and in accordance with the Plan of Arrangement;

AND WHEREAS the Plan of Arrangement constitutes a capital reorganization pursuant to the provisions of the Indenture (and in particular section 4.1(d) of the Indenture) such that following the Effective Date upon exercise of the Warrants, a holder is entitled to receive, and shall accept in lieu of each Corporation Share to which such holder was previously entitled upon exercise, the Aris Share Consideration;

AND WHEREAS the provisions of the Indenture (and in particular sections 4.1(d) and 8.2 of the Indenture) provide that upon the occurrence of a capital reorganization a supplemental indenture setting forth the adjustments required as a result of the capital reorganization shall be entered into pursuant to the provisions of the Indenture and that the successor entity resulting from the capital reorganization shall, by supplemental indenture, expressly assume all obligations of Aris Holdings, as successor to the Corporation, for the due and punctual performance and observance of each and every covenant and obligation contained in the Indenture to be performed by Aris Holdings;

AND WHEREAS the parties hereto are therefore desirous of executing and delivering this supplemental warrant indenture which is a supplemental warrant indenture for the purposes of the Indenture (this “Third Supplemental Warrant Indenture”);

AND WHEREAS Aris has agreed to execute and deliver this Third Supplemental Warrant Indenture to, among other things, evidence its agreement to assume the Warrants and to deliver, upon valid exercise by a holder of the Warrants, the Aris Share Consideration.

NOW THEREFORE THIS THIRD SUPPLEMENTAL WARRANT INDENTURE WITNESSES that for good and valuable consideration mutually given and received, the receipt and sufficiency of which are hereby acknowledged, it is hereby covenanted, agreed and declared as follows:

ARTICLE 1

INTERPRETATION

1.1	To Be Read With Indenture

This Third Supplemental Warrant Indenture is supplemental to the Indenture and the Indenture shall henceforth be read in conjunction with this Third Supplemental Warrant Indenture and all provisions of the Indenture, except only insofar as the same may be inconsistent with the express provisions hereof, shall apply and have the same effect as if all the provisions of the Indenture and of this Third Supplemental Warrant Indenture were contained in one instrument. Except as specifically amended by this Third Supplemental Warrant Indenture, all other terms and conditions of the Indenture shall remain in full force and unchanged.

On and after the date hereof, each reference to the Indenture, as amended by this Third Supplemental Warrant Indenture, “this Warrant Indenture”, “this Indenture”, “herein”, “hereby”, and similar references, and each reference to the Indenture in any other agreement, certificate, document or instrument relating thereto, shall mean and refer to the Indenture as amended hereby.

1.2	Definitions

All terms which are defined in the Indenture and are used but not defined in this Third Supplemental Warrant Indenture shall have the meanings ascribed to them in the Indenture as such meanings may be amended or supplemented with respect to the Warrants by this Third Supplemental Warrant Indenture. In the event of any inconsistency between the meaning given to a term in the Indenture and the meaning given to the same term in this Third Supplemental Warrant Indenture, the meaning given to the term in this Third Supplemental Warrant Indenture shall prevail to the extent of the inconsistency.

1.3	Headings, etc.

The division of this Third Supplemental Warrant Indenture into articles, sections, subsections and paragraphs, and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation hereof. Unless the context otherwise requires, “this Third Supplemental Warrant Indenture”, “hereto”, “hereby”, “hereunder”, “hereof”, “herein” and similar expressions refer to this Third Supplemental Warrant Indenture and not to any particular Article, section, subsection, paragraph or other portion hereof, and include any and every instrument which amends this Third Supplemental Warrant Indenture or is supplemental or ancillary hereto or in implementation hereof.

ARTICLE 2

AMENDMENTS

2.1	Exchange Basis

Each of Aris Holdings, as successor to the Corporation, Aris and the Warrant Agent hereby acknowledge and agree that, as and from the date hereof, in accordance with the terms of the Indenture and as a result of the Plan of Arrangement, any Warrantholder who exercises a Warrant shall be entitled to receive, and shall accept in lieu of each Corporation Share to which such holder was previously entitled and for the same consideration (which for clarity is agreed to be the Exercise Price), the Aris Share Consideration (which for clarity is agreed to be 0.5 of one Aris Share), subject to adjustment in accordance with the terms of the Indenture.

2.2	Specific Amendments

Effective as of the Effective Date, the following specific amendments are hereby made to the following provisions of the Indenture:

(a)	The recitals of the Indenture are hereby amended to delete in its entirety the following:

“AND WHEREAS each Special Warrant entitles the holder thereof, upon exercise or deemed exercise thereof and subject to adjustment, to one Unit (as defined herein), with each Unit comprised of one Common Share (as defined herein) and one Warrant (as defined herein);”

and to instead insert:

“AND WHEREAS each Special Warrant entitles the holder thereof, upon exercise or deemed exercise thereof and subject to adjustment, to one Unit (as defined herein), with each Unit comprising one common share of the Corporation and one Warrant (as defined herein);”

(b)	The recitals of the Indenture are hereby amended to delete in its entirety the following:

“AND WHEREAS pursuant to this Indenture, each Warrant shall, subject to adjustment, entitle the holder thereof to acquire one Common Share upon payment of the Exercise Price (as defined herein) prior to the Expiry Time (as defined herein) and upon the terms and conditions herein set forth;”

and to instead insert:

“AND WHEREAS pursuant to this Indenture, each Warrant shall, subject to adjustment, entitle the holder thereof to acquire 0.5 of one Common Share upon payment of the Exercise Price (as defined herein) prior to the Expiry Time (as defined herein) and upon the terms and conditions herein set forth;”

(c)	“Acceleration Notice” in section 1.1 of the Indenture is deleted in its entirety.

(d)	“Acceleration Right” in section 1.1 of the Indenture is deleted in its entirety.

(e)	“Acceleration Threshold Price” in section 1.1 of the Indenture is deleted in its entirety.

(f)	“Acceleration Trigger” in section 1.1 of the Indenture in its entirety.

(g)	“Acceleration Trigger Date” in section 1.1 of the Indenture in its entirety.

(h)	“Common Shares” in section 1.1 of the Indenture is deleted and replaced with the following:

“Common Shares” means, subject to Article 4, fully paid and non-assessable common shares of Aris Mining Corporation as presently constituted;”

(i)	Section 1.1 of the Indenture is amended to add the following definition:

“Effective Date” means September 26, 2022.”

(j)	“Exchange Rate” in section 1.1 of the Indenture is deleted and replaced with the following:

“Exchange Rate” means the number of Common Shares subject to the right of purchase under each Warrant which, as of the date hereof, is 0.5;”

(k)	“Exercise Price” in section 1.1 of the Indenture is deleted and replaced with the following:

“Exercise Price” at any time means the price at which 0.5 of one Warrant Share may be purchased upon the exercise of a Warrant, which is initially $2.75 per Warrant (being the equivalent of $5.50 per whole Warrant Share), payable in immediately available Canadian funds, subject to adjustment in accordance with the provisions of Article 4.”

(l)	“Expiry Date” in section 1.1 of the Indenture is deleted and replaced with the following:

“Expiry Date” means July 29, 2025;”

(m)	“Prices” in section 1.1 of the Indenture is deleted and replaced with the following:

“Prices” means the Exercise Price;”

(n)	“Units” in section 1.1 of the Indenture is deleted and replaced with the following:

“Units” means the units of the Corporation underlying the Special Warrants with each Unit comprising and entitling the holder to receive one common share of the Corporation and one Warrant, subject to adjustment.”

(o)	Section 1.1 of the Indenture is amended to add the following definition:

“TSX” means the Toronto Stock Exchange;”

(p)

“Current Market Price”, “Securities Laws”, and “Trading Day” in Section 1.1 and Sections 4.1(f), 4.4, 4.11, and 8.1 of the Indenture are amended by deleting each reference to “TSXV” in such definition or Section, as applicable, and replacing such term with “TSX”.

(q)	Section 2.2(1) of the Indenture is deleted and replaced with the following:

“(1)

Subject to the applicable conditions for exercise set out in Article 3 having been satisfied, and subject to adjustment in accordance with Article 4, each Warrant shall entitle each Warrantholder hereof, upon exercise at any time as of the Effective Date and prior to the Expiry Time, to acquire 0.5 of one Common Share upon payment of the Exercise Price.”

(r)	Section 2.2(5) of the Indenture is deleted in its entirety.

(s)	Section 3.1 of the Indenture is deleted and replaced with the following:

“Subject to the provisions hereof, each Registered Warrantholder may exercise the right conferred on such holder to subscribe for and purchase 0.5 of one Common Share for each Warrant as of the Effective Date and prior to the Expiry Time and in accordance with the conditions herein; provided, however, that if a Warrant Certificate tendered for exercise bears the legend set forth in 2.9(1), such exercise must be permitted under applicable U.S. Securities Laws.”

(t)	Section 5.2(a) of the Indenture is deleted and replaced with the following:

“Aris Mining Corporation will reserve and keep available a sufficient number of Common Shares for the purpose of enabling it to satisfy its obligations to issue Warrant Shares upon the exercise of the Warrants.”

(u)	The address of Aris Holdings, as successor to the Corporation, for notice purposes under Section 10.1(a) of the Indenture is deleted and replaced with the following:

“If to the Corporation, to:

Aris Mining Holdings Corp.

c/o Aris Mining Corporation

Aris Mining Corporation

425 Hornby Street

Vancouver, British Columbia

V6C 2Y2

Attention:        Ashley Baker, General Counsel and Corporate Secretary

Email:             abaker@arisgold.com”

In addition, the address of Aris for notice purposes under Section 10.1 of the Indenture is:

“If to Aris, to:

Aris Mining Corporation

Aris Mining Corporation

425 Hornby Street

Vancouver, British Columbia

V6C 2Y2

Attention:         Ashley Baker, General Counsel and Corporate Secretary

Email:              “abaker@arisgold.com”

(v)

Schedule “A” and Schedule “B” of the Indenture are deleted and replaced with Schedule “A” and Schedule “B”, respectively, attached to this Third Supplemental Warrant Indenture. All Warrants issued and outstanding shall be deemed to include the amendments as per Schedule “A” and Schedule “B” attached to this Third Supplemental Warrant Indenture.

2.3	Express Assumption of Rights, Duties and Obligations

(a)

Aris covenants, acknowledges and agrees that, as and from the date hereof, it is bound by the provisions of the Indenture and expressly assumes all obligations for the due and punctual performance and observance of each and every covenant and obligation contained in the Indenture to be performed by Aris Holdings, as successor to the Corporation.

(b)

Aris hereby assumes the Indenture and the rights, interests, obligations and benefits of Aris Holdings, as successor to the Corporation, in, to and under the Indenture and in consideration of such assignment, Aris hereby agrees to be bound by the Indenture in all respects and to the same extent that Aris Holdings, as successor to the Corporation, is bound and hereby assumes all rights, powers, covenants, obligations, conditions and liabilities of Aris Holdings, as successor to the Corporation, under the Indenture.

(c)

Each of Aris Holdings and Aris agree to do, execute and deliver all such further acts, instruments and documents as may be necessary to give effect to the transfer, assignment and assumption herein provided for.

(d)	Aris Holdings covenants, acknowledges and agrees to promptly remit to Aris the Exercise Price per Warrant validly exercised upon receipt of payment thereof.

(e)

Notwithstanding any of the foregoing, the resignation, discharge, appointment, transfers, assignments and other agreements provided for herein will not be effective unless this Third Supplemental Warrant Indenture has been executed by all of the parties hereto, whether upon the original instrument, by facsimile or in counterparts, or any combination thereof, and unless all preconditions to such resignation, discharge, appointment, transfers, assignments and other agreements as may be set forth in the Indenture have been fulfilled.

2.4	Exercise Form

The Exercise Notice attached to the Warrant Certificates set out in Schedule “A” to the Indenture is hereby amended and from the date hereof is replaced with the exercise form attached to the Warrant Certificates set out in Schedule “A” to this Third Supplemental Warrant Indenture, and all Warrant Certificates issued after the date hereof shall have such Exercise Notice attached thereto in lieu of the exercise form currently annexed to the form of Warrant Certificate. The Warrant Agent shall, and is hereby directed to, as soon as practicable following the date of this Third Supplemental Warrant Indenture, forward to each of the Registered Warrantholders on the date of this Third Supplemental Warrant Indenture, an Exercise Notice in the form annexed hereto.

ARTICLE 3

MISCELLANEOUS

3.1	Acceptance of Trust

The Warrant Agent accepts the trusts in this Third Supplemental Warrant Indenture and agrees to carry out and discharge the same upon the terms and conditions set out in this Third Supplemental Warrant Indenture and in accordance with the Indenture.

3.2	Confirmation of Indenture

The Indenture, as amended and supplemented by this Third Supplemental Warrant Indenture, is hereby confirmed and approved. The Warrants issued and outstanding shall be deemed to include the amendments as set forth in this Third Supplemental Warrant Indenture, without any further action of the Warrantholders or surrender or exchange of their warrant certificates.

3.3	Counterparts

This Third Supplemental Warrant Indenture may be executed in counterparts and by facsimile or other electronic means, each of which so executed shall be deemed to be an original, and all such counterparts taken together shall constitute one and the same instrument.

[Remainder of page left intentionally blank.]

IN WITNESS WHEREOF the parties hereto have executed this Third Supplemental Warrant Indenture under the hands of their proper signatories in that behalf.

ARIS MINING HOLDINGS CORP.

By:	(signed) “Ashley Baker”
Name: Ashley Baker
Title: Corporate Secretary
By:
Name:
Title:
I/We have authority to bind the company

ARIS MINING CORPORATION

By:	(signed) “Ashley Baker”
Name: Ashley Baker
Title: General Counsel & Corporate Secretary
By:
Name:
Title:
I/We have authority to bind the company

ODYSSEY TRUST COMPANY

By:	(signed) “Dan Sander”
Name: Dan Sander
Title: President, Corporate Trust
By:	(signed) “Amy Douglas”
Name: Amy Douglas
Title: Director, Corporate Trust

I/We have authority to bind the Warrant Agent

Schedule “A”

FORM OF WARRANT

[Insert for CDS Global Warrant]

UNLESS THIS CERTIFICATE IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF CDS CLEARING AND DEPOSITORY SERVICES INC. (“CDS”) TO ARIS MINING HOLDINGS CORP. (THE “ISSUER”) OR ITS AGENT FOR REGISTRATION OF TRANSFER, EXCHANGE OR PAYMENT, AND ANY CERTIFICATE ISSUED IN RESPECT THEREOF IS REGISTERED IN THE NAME OF CDS & CO., OR IN SUCH OTHER NAME AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF CDS (AND ANY PAYMENT IS MADE TO CDS & CO. OR TO SUCH OTHER ENTITY AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF CDS), ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL SINCE THE REGISTERED HOLDER HEREOF, CDS & CO., HAS A PROPERTY INTEREST IN THE SECURITIES REPRESENTED BY THIS CERTIFICATE HEREIN AND IT IS A VIOLATION OF ITS RIGHTS FOR ANOTHER PERSON TO HOLD, TRANSFER OR DEAL WITH THIS CERTIFICATE.

[For Warrants issued to U.S. Warrantholders (other than U.S. Purchasers that are Qualified Institutional Buyers), also include the following legends:]

“THE SECURITIES REPRESENTED HEREBY AND THE SECURITIES ISSUABLE UPON EXERCISE HEREOF HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “U.S. SECURITIES ACT”), OR ANY STATE SECURITIES LAWS, AND THE SECURITIES REPRESENTED HEREBY AND THE SECURITIES ISSUABLE UPON EXERCISE HEREOF MAY BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED ONLY (A) TO THE CORPORATION, (B) OUTSIDE THE UNITED STATES IN COMPLIANCE WITH RULE 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT AND IN COMPLIANCE WITH LOCAL LAWS AND REGULATIONS, (C) PURSUANT TO A REGISTRATION STATEMENT THAT HAS BEEN DECLARED EFFECTIVE UNDER THE U.S. SECURITIES ACT AND IS AVAILABLE FOR RESALE OF THE SECURITIES, (D) IN COMPLIANCE WITH THE EXEMPTION FROM REGISTRATION UNDER THE U.S. SECURITIES ACT PROVIDED BY RULE 144 THEREUNDER, IF AVAILABLE, OR RULE 144A THEREUNDER, IF AVAILABLE, AND, IN EACH CASE, IN COMPLIANCE WITH ANY APPLICABLE STATE SECURITIES LAWS, OR (E) IN ANOTHER TRANSACTION THAT DOES NOT REQUIRE REGISTRATION UNDER THE U.S. SECURITIES ACT OR ANY APPLICABLE STATE SECURITIES LAWS. THE HOLDER FURTHER UNDERSTANDS AND AGREES THAT IN THE EVENT OF A TRANSFER PURSUANT TO THE FOREGOING CLAUSE (D) OR (E), THE CORPORATION WILL REQUIRE A LEGAL OPINION OF COUNSEL OF RECOGNIZED STANDING OR OTHER EVIDENCE REASONABLY SATISFACTORY TO THE CORPORATION THAT SUCH TRANSFER IS EXEMPT FROM REGISTRATION UNDER THE U.S. SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS.”

THIS WARRANT MAY NOT BE EXERCISED IN THE UNITED STATES OR BY OR ON BEHALF OF, OR FOR THE ACCOUNT OR BENEFIT OF, A PERSON IN THE UNITED

STATES OR A U.S. PERSON UNLESS THIS WARRANT AND THE COMMON SHARES ISSUABLE UPON EXERCISE OF THIS WARRANT HAVE BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR AN EXEMPTION FROM SUCH REGISTRATION REQUIREMENTS IS AVAILABLE. “UNITED STATES” AND “U.S. PERSON” ARE AS DEFINED BY REGULATION S UNDER THE U.S. SECURITIES ACT.

WARRANT

To acquire common shares of ARIS MINING CORPORATION

(existing pursuant to the laws of the Province of British Columbia)

Warrant	Certificate for

Certificate No. ●	Warrants, each entitling the holder to acquire 0.5 of one common share of Aris Mining Corporation (subject to adjustment as provided for in the Warrant Indenture (as defined below))

CUSIP 04040Y133

ISIN CA04040Y1337

THIS IS TO CERTIFY THAT, for value received,

(the “Warrantholder”) is the registered holder of the number of common share purchase warrants (the “Warrants”) of ARIS MINING HOLDINGS CORP., successor to Aris Gold Corporation, formerly Caldas Gold Corp., (the “Corporation”) specified above, and is entitled, on exercise of these Warrants upon and subject to the terms and conditions set forth herein and in the Warrant Indenture (as defined herein) to purchase at any time before 5:00 p.m. (Toronto time) (the “Expiry Time”) on July 29, 2025 (the “Expiry Date”), 0.5 of one fully paid and non-assessable common share of ARIS MINING CORPORATION (“Aris”) as constituted on the date hereof (a “Common Share”) for each Warrant so exercised subject to adjustment in accordance with the terms of the Warrant Indenture.

The Warrants evidenced hereby are exercisable at or before the Expiry Time on the Expiry Date after which time the Warrants evidenced hereby shall be deemed to be void and of no further force or effect.

The right to purchase Common Shares may only be exercised by the Warrantholder within the time set forth above by:

(a)	duly completing and executing the exercise form (the “Exercise Form”) attached hereto; and

(b)

surrendering this warrant certificate (the “Warrant Certificate”), with the Exercise Form to Odyssey Trust Company (the “Warrant Agent”) at the principal office of the Warrant Agent, in Vancouver, British Columbia, together with a certified cheque, bank draft or money order in the lawful money of Canada payable to or to the order of the Corporation in an amount equal to the purchase price of the Common Shares so subscribed for.

The surrender of this Warrant Certificate, the duly completed Exercise Form and payment as provided above will be deemed to have been effected only on personal delivery thereof to, or if sent by mail or other means of transmission on actual receipt thereof by, the Warrant Agent at its principal offices as set out above.

Subject to adjustment thereof in the events and in the manner set forth in the Warrant Indenture hereinafter referred to, the exercise price payable for 0.5 of one Common Share upon the exercise of Warrants shall be $2.75 per Warrant (the “Exercise Price”).

These Warrants and the Common Shares issuable upon exercise hereof have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), or the securities laws of any state of the United States. These Warrants may not be exercised by or on behalf of a U.S. Person or a person in the United States unless the Warrants and the Common Shares have been registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration requirements is available. Certificates representing Common Shares issued in the United States or to, or for the account or benefit of, U.S. Persons will bear a legend restricting the transfer of such securities under applicable United States federal and state securities laws. “United States” and “U.S. Person” are as defined in Regulation S under the U.S. Securities Act.

Certificates for the Common Shares subscribed for will be mailed to the persons specified in the Exercise Form at their respective addresses specified therein or, if so specified in the Exercise Form, delivered to such persons at the office where this Warrant Certificate is surrendered. If fewer Common Shares are purchased than the number that can be purchased pursuant to this Warrant Certificate, the holder hereof will be entitled to receive without charge a new Warrant Certificate in respect of the balance of the Warrants not then exercised. No fractional Common Shares will be issued upon exercise of any Warrant and no compensation will be paid in lieu thereof.

This Warrant Certificate evidences Warrants of the Corporation issued or issuable under the provisions of a warrant indenture (which indenture together with all other instruments supplemental or ancillary thereto is herein referred to as the “Warrant Indenture”) dated as of July 29, 2020 between Caldas Gold Corp, a predecessor to the Corporation, and the Warrant Agent, as warrant agent, as amended by, a first supplemental indenture dated as of August 26, 2020 between Caldas Gold Corp. and Warrant Agent, a second supplemental indenture dated as of December 3, 2020 between Caldas Gold Corp. and Warrant Agent, and a third supplemental indenture dated as of September 26, 2022 among Aris, the Corporation, and the Warrant Agent, as may be further amended from time to time, to which Warrant Indenture reference is hereby made for particulars of the rights of the holders of Warrants, the Corporation, Aris and the Warrant Agent in respect thereof and the terms and conditions on which the Warrants are issued and held, all to the same effect as if the provisions of the Warrant Indenture were herein set forth, to all of which the holder, by acceptance hereof, assents. The Corporation will furnish to the holder, on request and without charge, a copy of the Warrant Indenture.

On presentation at the principal offices of the Warrant Agent as set out above, subject to the provisions of the Warrant Indenture and on compliance with the reasonable requirements of the Warrant Agent, one or more Warrant Certificates may be exchanged for one or more Warrant Certificates reflecting in the aggregate the same number of Warrants as the Warrant Certificate(s) so exchanged.

The Warrant Indenture contains provisions for the adjustment of the Exercise Price payable for each Common Share upon the exercise of Warrants and the number of Common Shares issuable upon the exercise of Warrants in the events and in the manner set forth therein.

The Warrant Indenture also contains provisions making binding on all holders of Warrants outstanding thereunder resolutions passed at meetings of holders of Warrants held in accordance with the provisions of the Warrant Indenture and instruments in writing signed by Warrantholders of Warrants holding a specific majority of all the then outstanding Warrants.

Nothing contained in this Warrant Certificate, the Warrant Indenture or elsewhere shall be construed as conferring upon the holder hereof any right or interest whatsoever as a holder of Common Shares or any other right or interest except as herein and in the Warrant Indenture expressly provided. In the event of any discrepancy between anything contained in this Warrant Certificate and the terms and conditions of the Warrant Indenture, the terms and conditions of the Warrant Indenture shall govern.

Warrants may only be transferred in compliance with the conditions of the Warrant Indenture on the register to be kept by the Warrant Agent in Vancouver, British Columbia or such other registrar as the Corporation, with the approval of the Warrant Agent, may appoint at such other place or places, if any, as may be designated, upon surrender of this Warrant Certificate to the Warrant Agent or other registrar accompanied by a written instrument of transfer in form and execution satisfactory to the Warrant Agent or other registrar and upon compliance with the conditions prescribed in the Warrant Indenture and with such reasonable requirements as the Warrant Agent or other registrar may prescribe and upon the transfer being duly noted thereon by the Warrant Agent or other registrar.

Time is of the essence hereof.

This Warrant Certificate shall be construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.

This Warrant Certificate will not be valid for any purpose until it has been countersigned by or on behalf of the Warrant Agent from time to time under the Warrant Indenture.

[Signature page follows]

IN WITNESS WHEREOF the Corporation has caused this Warrant Certificate to be duly executed as of the              day of                         ,

ARIS MINING HOLDINGS CORP., predecessor to Aris Gold Corporation, formerly Caldas Gold Corp.

By:
Authorized Signatory

Countersigned and Registered by:

ODYSSEY TRUST COMPANY

By:
Authorized Signatory

FORM OF TRANSFER

ANY TRANSFER OF WARRANTS WILL REQUIRE COMPLIANCE WITH APPLICABLE SECURITIES LEGISLATION. TRANSFERORS AND TRANSFEREES ARE URGED TO CONTACT LEGAL COUNSEL BEFORE EFFECTING ANY SUCH TRANSFER.

TO:	Odyssey Trust Company (the “Warrant Agent”)
United Kingdom Building
323 – 409 Granville Street
Vancouver, British Columbia V6C 1T2

FOR VALUE RECEIVED the undersigned hereby sells, assigns and transfers to: (print name and address)

the Warrants of Aris Mining Holdings Corp., successor to Aris Gold Corporation, formerly Caldas Gold Corp. (the “Corporation”), represented by this Warrant Certificate and hereby irrevocable constitutes and appoints _____________________ as its attorney with full power of substitution to transfer the said securities on the appropriate register of the Warrant Agent. Terms not otherwise defined herein shall have the respective meaning assigned thereto in the warrant indenture dated as of July 29, 2020 between Caldas Gold Corp, a predecessor to the Corporation, and the Warrant Agent, as warrant agent, as amended by, a first supplemental indenture dated as of August 26, 2020 between Caldas Gold Corp. and Warrant Agent, a second supplemental indenture dated as of December 3, 2020 between Caldas Gold Corp. and Warrant Agent, and a third supplemental indenture dated as of September 26, 2022 among Aris, the Corporation, and the Warrant Agent, as may be further amended from time to time (the “Warrant Indenture”).

In the case of a warrant certificate that contains a U.S. restrictive legend set forth in Section 2.9(1) of the Warrant Indenture, the undersigned hereby represents, warrants and certifies that (one (only) of the following must be checked):

☐	(A) the transfer is being made only to the Corporation; OR

☐

(B)       the transfer is being made outside the United States in accordance with Rule 904 of Regulation S under the U.S. Securities Act, and in compliance with any applicable local laws and regulations and the holder has provided herewith the Declaration for Removal of Legend attached as to the Warrant Indenture; OR

☐

(C)       the transfer is being made pursuant to an exemption from the registration requirements of the U.S. Securities Act provided by (i) Rule 144 or (ii) Rule 144A thereunder, and in either case in accordance with applicable state securities laws; OR

☐	(D) the transfer is being made in another transaction that does not require registration under the U.S. Securities Act or any applicable state securities laws.

In the case of a transfer in accordance with (C)(i) or (D) above, the Corporation and the Warrant Agent shall first have received an opinion of counsel of recognized standing in form and substance reasonably satisfactory to the Corporation, to such effect.

In the case of a Warrant Certificate that does not contain a U.S. restrictive legend, if the proposed transfer is to, or for the account or benefit of a U.S. Person or to a person in the United States, the undersigned hereby represents, warrants and certifies that the transfer of the Warrants is being completed pursuant to an exemption from the registration requirements of the U.S. Securities Act and any applicable state securities laws, in which case the undersigned has furnished to the Corporation and the Warrant Agent an opinion of counsel of recognized standing in form and substance reasonably satisfactory to the Corporation to such effect.

DATED this _____day of ______________, 20___.

SPACE FOR GUARANTEES OF	)
SIGNATURES (BELOW)
)

)

	)	Signature of Transferor

)

Guarantor’s Signature/Stamp	)	Name of Transferor

)

)

CERTAIN REQUIREMENTS RELATING TO TRANSFERS – READ CAREFULLY

The signature(s) of the transferor(s) must correspond with the name(s) as written upon the face of this certificate(s), in every particular, without alteration or enlargement, or any change whatsoever. The signature(s) on this form must be guaranteed in accordance with the transfer agent’s then current guidelines and requirements at the time of transfer. Notarized or witnessed signatures are not acceptable as guaranteed signatures. As at the time of closing, you may choose one of the following methods (although subject to change in accordance with industry practice and standards):

(1)

Canada and the USA: A Medallion Signature Guarantee obtained from a member of an acceptable Medallion Signature Guarantee Program (STAMP, SEMP, NYSE MSP). Many commercial banks, savings banks, credit unions, and all broker dealers participate in a Medallion Signature Guarantee Program. The Guarantor must affix a stamp bearing the actual words “Medallion Guaranteed”, with the correct prefix covering the face value of the certificate.

(2)

Canada: A Signature Guarantee obtained from the Guarantor must affix a stamp bearing the actual words “Signature Guaranteed”. Signature Guarantees are not accepted from Treasury Branches, Credit Unions or Caisse Populaires unless they are members of a Medallion Signature Guarantee Program. For corporate holders, corporate signing resolutions, including certificate of incumbency, are also required to accompany the transfer, unless there is a “Signature & Authority to Sign Guarantee” Stamp affixed to the transfer (as opposed to a “Signature Guarantee” Stamp) obtained from an authorized officer of a major Canadian Schedule 1 chartered bank.

(3)

Outside North America: For holders located outside North America, present the certificates(s) and/or document(s) that require a guarantee to a local financial institution that has a corresponding Canadian or American affiliate which is a member of an acceptable Medallion Signature Guarantee Program. The corresponding affiliate will arrange for the signature to be over-guaranteed.

WARRANT EXERCISE FORM

ANY TRANSFER OF WARRANTS WILL REQUIRE COMPLIANCE WITH APPLICABLE SECURITIES LEGISLATION. TRANSFERORS AND TRANSFEREES ARE URGED TO CONTACT LEGAL COUNSEL BEFORE EFFECTING ANY SUCH TRANSFER.

TO:	Aris Mining Holdings Corp., as successor to Aris Gold Corporation, formerly Caldas Gold Corp. (the “Corporation”)

AND TO:	Aris Mining Corporation (“Aris”)

AND TO:	Odyssey Trust Company (the “Warrant Agent”)
United Kingdom Building
323 – 409 Granville Street
Vancouver, British Columbia V6C 1T2

The undersigned holder of the Warrants evidenced by this Warrant Certificate hereby exercises __________(A) Warrants for the right to acquire ____________ (B) common shares of Aris (“Common Shares”) ((A) multiplied by 0.5, rounded down to the nearest whole number, and subject to adjustment).

Exercise Price Payable:
(Being (A), multiplied by $2.75, subject to adjustment)

The undersigned hereby exercises the right of such holder to be issued, and hereby subscribes for, Common Shares that are issuable pursuant to the exercise of such Warrants on the terms specified in such Warrant Certificate and in the warrant indenture dated July 29, 2020 between Caldas Gold Corp., predecessor to the Corporation, and Warrant Agent, as amended by a first supplemental indenture dated as of August 26, 2020, a second supplemental indenture dated as of December 3, 2020, and a third supplemental indenture dated as of September 26, 2022 among the Corporation, Aris, and the Warrant Agent, as may be further amended from time to time (the “Warrant Indenture”). Terms not otherwise defined herein shall have the respective meaning assigned thereto in the Warrant Indenture.

The undersigned hereby represents, warrants and certifies as follows (only one) of the following must be checked):

A. ☐

The undersigned holder at the time of exercise of the Warrants: (a) is not in the United States; (b) is not a U.S. Person and is not exercising the Warrants on behalf of a U.S. Person or a person in the United States; (c) did not acquire the Warrants in the United States or on behalf of, or for the account or benefit of, a U.S. Person or a person in the United States; (d) did not receive an offer to exercise the Warrants in the United States; and (e) represents and warrants that the exercise of the Warrants and the acquisition of the Warrant Shares occurred in an “offshore transaction” (as defined under Regulation S under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”));

B. ☐

The undersigned holder is the original U.S. Purchaser and: (a) purchased the Special Warrants directly from Caldas Gold Corp. pursuant to the a duly executed subscription agreement, dated July 29, 2020 for the purchase of Special Warrants; (b) is exercising the Warrants solely for its own account or for the account of the original beneficial purchaser, if any; (c) each of it and any beneficial purchaser was, on the date the Special Warrants were purchased from Caldas Gold Corp, has continued to be and is on the date of exercise of the Warrants, an “accredited investor” within the meaning of Rule 501(a) of Regulation D under the U.S. Securities Act; and (d) all the representations, warranties and covenants set forth in the original written and duly executed subscription agreement (including any required certifications set forth therein) made by the undersigned for the purchase of Special Warrants from Caldas Gold Corp. continue to be true and correct as if duly executed as of the date hereof; OR

C. ☐

The undersigned holder has delivered to the Warrant Agent an opinion of counsel of recognized standing, or other evidence, in form and substance reasonably satisfactory to the Corporation, to the effect that the exercise of the Warrants and the issuance of the Common Shares are exempt from registration under the U.S. Securities Act or any applicable state securities laws.

The undersigned holder understands that unless Box A above is checked, the certificate representing the Common Shares will be issued in definitive physical certificated form and bear a legend restricting transfer without registration under the U.S. Securities Act and applicable state securities laws unless an exemption from registration is available (as described in the Warrant Indenture and the subscription documents). If Box C above is checked, holders are encouraged to consult with the Corporation in advance to determine that the legal opinion tendered in connection with the exercise will be satisfactory in form and substance to the Corporation. “U.S. Person” and “United States” are as defined under Regulation S under the U.S. Securities Act. “U.S. Purchaser” is: (a) any U.S. Person that purchased Special Warrants; (b) any person that purchased Special Warrants on behalf of any U.S. Person or any person in the United States; (c) any purchaser of Special Warrants that received an offer of the Special Warrants while in the United States; or (d) any person that was in the United States at the time the purchaser’s buy order was made or the subscription agreement for Special Warrants was executed or delivered. “Special Warrants” means the Special Warrants of Caldas Gold Corp. that were issued pursuant to the Private Placement.

The undersigned hereby acknowledges that the undersigned is aware that the Common Shares received on exercise may be subject to restrictions on resale under applicable securities legislation and may be subject to adjustment as further described in the Warrant Indenture. The undersigned hereby further acknowledges that the Corporation and Aris will rely upon our confirmations, acknowledgements and agreements set forth herein, and agrees to notify the Corporation and Aris promptly in writing if any of the representations or warranties herein ceases to be accurate or complete.

The undersigned hereby irrevocably directs that the said Common Shares be issued, registered and delivered as follows:

Name(s) in Full	Address(es)	Number of Common Shares

Please print full name in which certificates representing the Common Shares are to be issued. If any Common Shares are to be issued to a person or persons other than the registered holder, the registered holder must pay to the Warrant Agent all exigible transfer taxes or other government charges, if any, and the Form of Transfer must be duly executed.

Once completed and executed, this Exercise Form must be mailed or delivered to Aris Mining Holdings Corp., c/o Odyssey Trust Company (original copy).

DATED this              day of             , 20        .

)
Witness	)

(Signature of Warrantholder, to be the

same as it appears on the face of this

Warrant Certificate. If an entity, the

signatory represents that he or she has

authority to bind such entity and duly

execute this form.)

)
)
)
)

	)	Name of Warrantholder

☐

Please check if the certificates representing the Common Shares are to be delivered at the office where this Warrant Certificate is surrendered, failing which such certificates will be mailed to the address set out above. Certificates will be delivered or mailed as soon as practicable after the surrender of this Warrant Certificate to the Warrant Agent.

Schedule “B”

FORM OF DECLARATION FOR REMOVAL OF LEGEND

TO:	Odyssey Trust Company, as warrant agent [or TO: , as the Corporation’s transfer agent]

AND TO:	Aris Mining Holdings Corp., as successor to Aris Gold Corporation, formerly Caldas Gold Corp. (the “Corporation”)

AND TO:	Aris Mining Corporation (“Aris”)

The undersigned (A) acknowledges that the sale of                                          of [Aris /the Corporation] represented by certificate number                  to which this declaration relates is being made in reliance on Rule 904 of Regulation S under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), and (B) certifies that: (1) the undersigned is not (a) an “affiliate” (as that term is defined in Rule 405 under the U.S. Securities Act) of [Aris /the Corporation], (b) a “distributor” as defined in Regulation S or (c) an affiliate of a distributor; (2) the offer of such securities was not made to a person in the United States and either (a) at the time the buy order was originated, the buyer was outside the United States, or the seller and any person acting on its behalf reasonably believed that the buyer was outside the United States, or (b) the transaction was executed on or through the facilities of a “designated offshore securities market” (such as the TSX Venture Exchange or the Toronto Stock Exchange) and neither the seller nor any person acting on its behalf knows that the transaction has been prearranged with a buyer in the United States; (3) neither the seller nor any affiliate of the seller nor any person acting on their behalf has engaged or will engage in any “directed selling efforts” in the United States in connection with the offer and sale of such securities; (4) the sale was bona fide and not for the purpose of “washing off” the resale restrictions imposed because the securities are “restricted securities” (as that term is defined in Rule 144(a)(3) under the U. S. Securities Act); (5) the seller does not intend to replace securities sold in reliance on Rule 904 of Regulation S with fungible unrestricted securities; and (6) the contemplated sale was not a transaction, or part of a series of transactions, which, although in technical compliance with Regulation S, is part of a plan or scheme to evade the registration provisions of the U. S. Securities Act. Terms used herein have the meanings given to them by Regulation S under the U.S. Securities Act.

Dated:

X
Authorized signatory

Name of Seller (please print)

Name of authorized signatory (please print)

Title of authorized signatory (please print)

Affirmation By Seller’s Broker-Dealer (required for sales in accordance with Section (B)(2)(b) above)

We have read the foregoing representations of our customer,                              (the “Seller”) dated                                                                                                                                                                                                     , with regard to our sale, for such Seller’s account, of the securities of [Aris Holdings/the Corporation] described therein, and on behalf of ourselves we certify and affirm that (A) we have no knowledge that the transaction had been prearranged with a buyer in the United States, (B) the transaction was executed on or through the facilities of designated offshore securities market, (C) neither we, nor any person acting on our behalf, engaged in any directed selling efforts in connection with the offer and sale of such securities, and (D) no selling concession, fee or other remuneration is being paid to us in connection with this offer and sale other than the usual and customary broker’s commission that would be received by a person executing such transaction as agent. Terms used herein have the meanings given to them by Regulation S under the U.S. Securities Act.

Name of Firm

By:

Authorized officer

Date: